EDAC Technologies Corporation
1806 New Britain Ave.
Farmington, CT  06032
860-677-2603
Fax 860-674-2718

December 11, 2012

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Letter dated November 27, 2012
EDAC Technologies Corporation File No. 001-33507
Form 10-K for the year ended December 31, 2011
Filed March 8, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 2, 2012

Dear Ms. Cvrkel:

The following is the response of EDAC Technologies Corporation (the “Company”) to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letters dated November 1, 2012 and  November 27, 2012 (the “Comment Letters”), relating to the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) and to the Company’s Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”).  We thank you for your comments and have given significant thought to our responses.  As we had discussed on our phone call with Jean Yu on November 1st, we will include the additional and /or revised disclosures in our Form 10-K for the year ended December 29, 2012, (the “2012 Form 10-K”) which we expect to file in March 2013.  For ease of reference, we have repeated your questions in bold type below.  The numbered responses below correspond to the numbered paragraphs in the November 27, 2012 comment letter.

1.           We note your response to our prior comment number three in which you cite the conditions that are required to be met for revenue recognition under bill and hold arrangements pursuant to SAB Topic 3.A.3; however, your response does not fully address our concerns. Please tell us how each criteria is met specific to the company’s set of circumstances rather than discussing it in generic terms and merely repeating the bill and hold criteria for revenue recognition. As part of your response, please include examples or specific terms set forth in the bill and hold arrangements which support your assertion the criteria has been met. Furthermore, please explain to us how the following factors were considered in determining revenue recognition under bill and hold arrangements:

•	The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer;

•	The seller’s past experiences with and pattern of bill and hold transactions;

•	Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods;

•	Whether the seller’s custodial risks are insurable and insured;

•
Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment).  We may have further comment upon receipt of your response.

Our bill and hold arrangements are almost entirely with one large overseas customer who is delivering the parts on one jet engine program to a customer in the United States.  For all requested bill and hold arrangements, we make an evaluation as to whether the bill and hold arrangement qualifies for revenue recognition based on the following required criteria:

•
Criteria: The risks of ownership have passed to the customer.  For us to move forward on granting a bill and hold arrangement, the customer must provide a signed letter upon which the customer specifically states and acknowledges that the risks of ownership have passed to the customer.  If the arrangement qualifies as a bill and hold arrangement and it is granted, the customer’s property is segregated and considered covered under our insurance as “property of others”.

•	Criteria: The customer has made a fixed commitment to purchase in written documentation. All of our customers’ orders are taken by firm written purchase order.

•
Criteria: The customer requests that the transaction be on a bill and hold basis.  A customer must initiate the request for any bill and hold arrangement.  Upon a request for a bill and hold, we require a signed letter from the customer upon which the customer specifically requests the bill and hold arrangement. Upon receipt of the letter, we begin our evaluation process to determine whether a bill and hold arrangement can be granted.

•
Criteria: The customer has a substantial business purpose for the request.   We receive a signed letter from the customer upon which the customer specifically requests the bill and hold arrangement and states a substantial business purpose for doing so.  For example, the substantial business purpose for the previously mentioned large overseas customer who is delivering the parts on one jet engine program to a customer in the United States, was to avoid having us ship overseas and then shipping the product back by arranging for us to ship directly to their customer.  At their request, we ship to their customer upon receipt of their customer’s bar-coded shipping label which has to be affixed to the shipment.  The usual turn-around time between revenue recognition and shipment is 3 to 14 days.

•
Criteria: There is a fixed schedule for delivery which is reasonable and consistent with the customer’s business purpose.  The customer provides instructions containing delivery schedules and instructions which appear to be reasonable and consistent with the customer’s business purpose.  Actual shipping dates have been consistent with customer instructions.

•
Criteria: There are no further performance obligations. Internally, we determine by a review of the job and review with project manager as to whether the goods are complete.  Additionally, the customer’s letter acknowledges that there are no further performance obligations.

•
Criteria: The goods are segregated from other inventory and are not available to fill any other customers’ orders.  All goods are manufactured to a customer’s order and accordingly each piece or lot is accompanied by paperwork (a routing sheet) that identifies the piece to a particular customer order and in the case of our large overseas customer, by serial numbers on each part.  When we agree to a bill and hold arrangement, the goods are physically segregated, with the accompanying routing sheets, from other parts.  Also, our goods are made to our customers’ or their customer’s specifications and could not be sold to others.

•
Criteria:  The product is complete and ready for shipment. The earnings process is complete.  We evaluate internally whether the product is complete and ready for shipment. This involves a review to the purchase order and a completed inspection process by our quality department.

•
Criteria: The date by which the seller expects payment and whether the seller has modified its normal billing and credit terms for this buyer.  We do not modify our billing and credit terms for bill and hold arrangements.  We establish credit terms with each customer.  We expect payment as if the goods had been shipped.  This is confirmed with the customer and they pay according to our normal terms for that customer.  The credit terms, granted for a customer’s bill and hold arrangement, are no different than that customer’s normal terms.

•
Criteria: The seller’s past experiences with and pattern of bill and hold transactions.  We have been evaluating bill and hold transaction for many years.  Our past experiences with bill and hold transactions are consistent with our current practices and experience.  Collection experience for bill and hold transaction have been no longer than that other sales for the particular customer.

•
Criteria: Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods.  All of our goods are made to firm purchase orders with fixed prices.  Any decline in value would not affect the pricing of the goods.  We have not at any point agreed to a price reduction on a bill and hold arrangement.

For the overseas customer, a jet engine manufacturer, we are making a proprietary part that the ultimate customer designed for use exclusively in their proprietary jet engine (along with hundreds of other proprietary parts).  The part has no other use other than for use in the jet engine, and therefore no other market which could influence the demand or pricing of the part.  The customer orders parts from us to fulfill orders to its customer.

•
Criteria: Whether the seller’s custodial risks are insurable and insured.  We insure the custodial risk with insurance provided as “coverage of property of others” included in our annual property and casualty insurance policy.

•
Criteria: Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment).  We evaluate the customer’s commitment to accept and pay for the goods upon a request for a bill and hold arrangement. For example, our large overseas customer has a substantial business reason, as cited above and it does not introduce any contingency to the buyer’s commitment.  We evaluate their financial condition on a regular basis.   We evaluate the business reasons for any buyer’s request for bill and hold arrangements along with their financial condition.  We would reject the request if the customer’s financial condition had deteriorated or if a contingency was introduced because at that point, our performance obligation is complete.

When all of the above criteria have been met we recognize revenue from bill and hold transactions.

We will include a similar disclosure as it relates to our bill and hold transactions in our future filings.

2.           We note your response to our prior comment number six that you continue to utilize the simplified method due to a significant change made to the terms of your stock option grants in fiscal 2007. Please explain to us the nature of the significant change made to the terms of your stock option grants such that your historical exercise data did not provide a reasonable basis upon which to estimate an expected return. We were unable to find any disclosure of this matter in the notes to the financial statements of the company’s previously filed Form 10-Ks. Please be advised you are required to disclose significant changes to the terms of your stock option plans in the notes to the financial statements. Please confirm your understanding of this matter and revise future filings accordingly.

The change that we made to the terms of our stock option grants in 2007 was that prospective stock option grants were issued with a term of five years.  Prior to 2007, our stock option grants were issued with a term of ten years.  Although the change in term was not explicitly stated, the resulting change to the expected option term was disclosed in the 2007 Form 10-K in the assumptions table of the Common Stock and Stock Options note to the financial statements.  With this change, we believe, that our historical exercise data does not provide a reasonable basis to estimate the expected term of the stock options.

As we responded in our November 4th letter, in our 2012 Form 10-K we will include the following additional disclosure in connection with using the simplified method for purposes of determining the expected life of our option grants as follows:  On December 2, 2007, we significantly changed the contractual terms of our stock option grants.  Further, options granted on December 2, 2007, were out-of-the-money until a year before expiration and options granted in December 2008 will not expire until December 2013.  Accordingly, we believe that our historical exercise date does not provide a reasonable basis to estimate the expected term of the options granted and that the use of the simplified method in 2011 is appropriate. Once the options granted in December 2008 expire in December 2013, we will have sufficient history to estimate expected life for future filings.

This change did not require a change to any of our stock option plans.  We confirm our understanding of this matter and although we did not change our stock option plans, we will disclose in future filings, our change in 2007 to five year terms for prospective stock option grants.

The Company acknowledges the following with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Glenn L. Purple
Glenn L. Purple
Chief Financial Officer